December 18, 2008

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0506

Re:	Separate Account Fund B

Transamerica Life Insurance Company

Initial Registration Statement filed on Form N-4

File Nos. 333-156259, 811-01902

Accession Number: 0001193125 – 08 - 255545

Dear Mr. Ruckman:

Transamerica Life Insurance Company filed the Initial filing to the above-referenced Form N-4 registration statement on December 18, 2008. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective on December 18, 2008, or as soon as practicable.

Transamerica Life Insurance Company

By:	/s/ Darin D. Smith
Darin D. Smith
Vice President

Transamerica Capital, Inc.

By:	/s/ Darin D. Smith
Darin D. Smith
Assistant Vice President

cc: Frederick R. Bellamy, Esq.